October 17, 2012

Via EDGAR (Correspondence)

Mr. Andrew D. Mew

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:         Enersis S.A.

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 5, 2012

File No. 001-12440

Dear Mr. Mew:

By letter dated September 20, 2012, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the annual report on Form 20-F for the fiscal year ended December 31, 2011 (“Form 20-F”) of Enersis S.A. (the “Company”).  The Company’s responses to the Staff’s comments and supplemental information are set forth below. The text set forth in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in that same order.

Please note that for reasons unrelated to the Staff’s comments, the Company is filing an amendment to the Form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F/A”) to correct certain percentages previously included in the Company’s principal independent registered public accounting firm’s audit report on the Company’s 2011 consolidated financial statements, and also in its attestation report regarding our internal control over financial reporting (“ICFR”) as of December 31, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2011

General

1.              In future filings, please revise to ensure the financial statements and other data presented in tabular form read consistently from left to right in the same chronological order throughout the filing. Also, numerical data included in narrative sections should be consistently ordered.  See SAB Topic 11.E.

Response:

We duly note the Staff’s comment and will ensure that all data presented in tabular forms or in narrative sections fulfill the guidance of SAB Topic 11.E, as requested, in future filings of Form 20-F.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements, page F-23

3. Accounting Principles Applied, page F-33

a) Property, plant, and equipment, page F-33

2.              Please clarify for us how you are accounting for the concessions related to CIEN as well as the nature and amounts recorded.  We note the infrastructure is still controlled by the Government but the infrastructure has not been derecognized.  See IFRIC 12 BC21.

Response:

CIEN is a wholly owned subsidiary of our subsidiary, Endesa Brasil.  CIEN has two transmission lines covering a distance of 500 kilometers between Rincón in Argentina and the Santa Catarina substation in Brazil, and a total installed capacity of 2,100 MW.

On April 19, 2011, CIEN successfully carried out a change in its business model.  As of such date, and even though the Brazilian government continues to control the infrastructure, CIEN has been receiving a Permitted Annual Compensation (“RAP” in its Portuguese acronym) which makes it the equivalent to a public transmission concession with regulated prices.  In the previous concession agreement, the company sold energy through privately negotiated contracts without such regulation.

The new concession contract qualifies under the scope of IFRIC 12.  Nevertheless, considering that CIEN’s transmission line assets date from prior years, the evaluation of whether the balance sheet derecognition was appropriate or not follows the guidelines of IAS 16, in accordance with paragraph 8 of IFRIC 12, based upon a model that considers whether or not the risks and benefits of ownership have been transferred to others.

The infrastructure has not been derecognized due to the fact that CIEN has not substantially transferred the significant risks and benefits to the Brazilian government.

The primary considerations are as follows:

(i)	The compensation to be received by CIEN for its transmission business will vary every four years based on the changes of its net replacement value.

(ii)	The costs of maintenance and operations will also be updated every four years based on actual costs.

(iii)	The final payment for the residual value will also depend of the net replacement value at the time of the transfer of legal ownership.

(iv)	The Company continues to operate the assets and is responsible for their functionality; if they underperform, revenues may be lower.

As of December 31, 2011 and 2010, CIEN’s Property, Plant and Equipment amounted to Ch$ 202.7 billion and Ch$ 217.5 billion, respectively.

13. Intangible Assets Other Than Goodwill, page F-66

3.              Please tell us the nature of the other increases (decreases) for your concessions and computer software reflected in your reconciliation of the carrying amounts of intangible assets on page F-67 and expand your disclosure accordingly in future filings.  See IAS 38, paragraph 118.

Response:

As a result of the Staff’s comment, we have decided to revise certain breakdown information included in Note 13, “Intangible Assets Other Than Goodwill” in the Form 20-F.  These changes do not affect the presentation of the balances included in the Consolidated Balance Sheets as of December 31, 2011 and 2010.  We kindly request you to refer to the revised version of Note 13 which is attached as Annex 1 to this letter and which will be included in the Form 20-F/A.

Taking into consideration such changes, the principal movement included in the line item “Other increases (decreases)” is in connection with concessions, and this is explained primarily by the application of the mixed method established in IFRIC 12.  The application of this method implies that when new investments come on stream, a determination is made of the proportion of such investments that can be recovered through tariffs during the concession period, against the amounts reimbursable in cash to be paid by the state to the concessionaire at termination (see Note 3.d.1 in the Form 20-F).  Anytime a new intangible asset is added, a portion of it is reclassified and recognized as a financial asset if related to the residual value to be recovered at the end of a concession.

Similar disclosure will be included in the Company’s future filings.

*  *  *  *

In addition, as requested, we acknowledge that:

•                              The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                              Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                              The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please feel free to call Mr. Nicolás Billikopf, Capital Markets and Compliance Director, at +562 353 4628, or e-mail him at nbe@enersis.cl.

Yours sincerely,

/s/ Eduardo Escaffi
Eduardo Escaffi
Chief Financial Officer

c.c.              Mr. J. Allen Miller, Esquire (Chadbourne & Parke)

Mr. Marek Borowski  (Ernst & Young)

Mr. Ignacio Antoñanzas, Chief Executive Officer

Mr. Angel Chocarro, Chief Accounting Officer

Mr. Nicolás Billikopf, Capital Markets & Compliance Director

Annex 1

13.                               INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2011 and 2010 are detailed as follows:

Intangible Assets, Net	12-31-2011 ThCh$	12-31-2010 ThCh$

Intangible Assets, Net	1,467,398,214	1,452,586,405
Easements and water rights	33,716,526	31,698,726
Concessions	1,369,031,940	1,360,183,077
Development costs	10,282,488	8,741,017
Patents, registered trademarks, and other rights	2,363,933	2,872,877
Computer software	48,745,282	44,247,169
Other identifiable intangible assets	3,258,045	4,843,539

Intangible Assets, Gross	12-31-2011 ThCh$	12-31-2010 ThCh$

Intangible Assets, Gross	2,361,625,560	2,257,171,663
Easements and water rights	40,322,337	38,734,478
Concessions	2,145,097,304	2,045,614,318
Development costs	17,698,378	17,353,688
Patents, registered trademarks, and other rights	9,237,477	9,874,879
Computer software	139,315,361	134,053,309
Other identifiable intangible assets	9,954,703	11,540,991

Accumulated Amortization and Impairment	12-31-2011 ThCh$	12-31-2010 ThCh$

Accumulated Amortization and Impairment, Total	(894,227,346)	(804,585,258)
Easements and water rights	(6,605,811)	(7,035,752)
Concessions	(776,065,364)	(685,431,241)
Development costs	(7,415,890)	(8,612,671)
Patents, registered trademarks, and other rights	(6,873,544)	(7,002,002)
Computer software	(90,570,079)	(89,806,140)
Other identifiable intangible assets	(6,696,658)	(6,697,452)

The reconciliation of the carrying amounts of intangible assets for the 2011 and 2010 fiscal years is as follows:

Year ended December 31, 2011

	Development Costs, Net	Easements and Water Rights, Net	Concessions, Net	Patents, Registered Trademarks, and Other Rights, Net	Computer Software, Net	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
Movements in Intangible Assets	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at 01/01/2011	8,741,017	31,698,726	1,360,183,077	2,872,877	44,247,169	4,843,539	1,452,586,405
Movements in identifiable intangible assets
Additions	2,897,310	500,709	173,836,828	718,039	13,095,987	22,860	191,071,733
Disposals	(813,771)	—	(8,618,410)	—	(182,691)	(20,853)	(9,635,725)
Amortization (*)	(1,044,292)	(341,988)	(88,675,941)	(1,379,500)	(10,797,238)	(442,587)	(102,681,546)
Foreign currency translation differences	517,527	276,864	(17,416,448)	98,355	1,325,759	161,688	(15,036,255)
Other increases (decreases)	(15,303)	1,582,215	(50,277,166)	54,162	1,056,296	(1,306,602)	(48,906,398)
Total movements in identifiable intangible assets	1,541,471	2,017,800	8,848,863	(508,944)	4,498,113	(1,585,494)	14,811,809

Closing balance in identifiable intangible assets at 12/31/2011	10,282,488	33,716,526	1,369,031,940	2,363,933	48,745,282	3,258,045	1,467,398,214

(*)                             See Note 28, Depreciation, amortization, and impairment loss.

Year ended December 31, 2010

	Development Costs, Net	Easements and Water Rights, Net	Concessions, Net	Patents, Registered Trademarks, and Other Rights, Net	Computer Software, Net	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
Movements in Intangible Assets	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at 01/01/2010	8,407,694	31,332,336	1,357,976,679	2,874,809	39,672,214	5,858,513	1,446,122,245
Movements in identifiable intangible assets
Additions	854,638	1,257,221	250,062,078	—	19,185,187	3,201,990	274,561,114
Transfers to (from) non-current assets and disposal groups held for sale	—	—	—	—	(2,176,053)	(216,865)	(2,392,918)
Disposals	—	—	(13,311,084)	—	(121,912)	—	(13,432,996)
Amortization	(1,322)	(370,817)	(94,009,562)	—	(12,177,319)	(4,417,989)	(110,977,009)
Foreign currency translation differences	(243,935)	(320,358)	(35,110,606)	(1,932)	(589,717)	254	(36,266,294)
Other increases (decreases)	(276,058)	(199,656)	(105,424,428)	—	454,769	417,636	(105,027,737)
Total movements in identifiable intangible assets	333,323	366,390	2,206,398	(1,932)	4,574,955	(1,014,974)	6,464,160

Closing balance in identifiable intangible assets at 12/31/2010	8,741,017	31,698,726	1,360,183,077	2,872,877	44,247,169	4,843,539	1,452,586,405

According to the Group management’s estimates and projections, the expected future cash flows attributable to intangible assets allow recovery of the carrying amount of these assets recorded as of December 31, 2011 (see Note 3.e).

As of December 31, 2011 and 2010, the Company does not have significant intangible assets with an indefinite useful life.

A-2